FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 16, 2007

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On April 16, 2007, Biomira Inc. issued a press release announcing that that it has selected PX-866 as its next clinical development candidate. The press release was filed with the System for Electronic Document Analysis and Retrieval in Canada and is attached to this report.

TABLE OF CONTENTS

Item	Page

Press Release of the Company dated April 16, 2007	4

Signature	6

BIOMIRA SELECTS PX-866 AS CLINICAL DEVELOPMENT CANDIDATE
AND PRESENTS PROMISING PRECLINICAL DATA AT AACR
-IND filing expected by end of 2007-

EDMONTON, ALBERTA, CANADA - April 16, 2007 - Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced that it has selected PX-866 as its next clinical development candidate. PX-866 is an inhibitor of the phosphatidylinositol-3-kinase (PI3 kinase)/ PTEN/AKT pathway, an important survival signaling pathway that is activated in many types of human cancer, including glioblastoma. Preclinical data presented this past weekend at the American Association of Cancer Research (AACR) annual meeting demonstrate that PX-866 has activity in an intracranial model of glioma.

“The preclinical data for PX-866, including those presented at AACR, are very promising and warrant advancing this small molecule compound to clinical development,” said Robert L. Kirkman, M.D., President and Chief Executive Officer of Biomira. “The data presented this weekend are particularly compelling, as they provide evidence of PX-866 activity in an intracranial model of glioma, a disease that accounts for 77 percent of all malignant brain cancers and is refractory to conventional therapies. We are in the process of completing preclinical studies designed to support the expected filing of an investigational new drug (IND) application for PX-866 later this year. Expanding and advancing our clinical pipeline is a key priority for Biomira, and we are on track to have four programs in clinical development by the end of 2007.”

Preclinical data presented at AACR by Dr. Dimpy Koul of The University of Texas M. D. Anderson Cancer Center (MDACC) (Abstract #278) showed that PX-866 treatment resulted in growth inhibition in three different glioma cell lines. The magnitude of the inhibition depended on the status of PTEN in the cell lines, with PTEN-negative cells showing greater sensitivity to PX-866. Treatment with PX-866 inhibited activation of AKT and other downstream targets of PI3K. A dose-dependent increase in autophagy, a type of programmed cell death, was observed and PX-866 also inhibited invasive and angiogenic capabilities of cultured glioma cells. In animals, PX-866 inhibited subcutaneous tumor growth by 84 percent after 4 weeks of oral dosing and increased median survival of animals with intracranial tumors. The authors conclude that PX-866 is a highly promising PI3 kinase inhibitor in glioblastomas and other tumors with aberrant PTEN/PI3K expression, which include advanced ovarian, breast and prostate cancers, as well as lung and head and neck cancers.

Dr. Koul and colleagues at MDACC conducted the studies in collaboration with Dr. Lynn Kirkpatrick, Biomira’s Chief Scientific Officer, under a grant from the U.S. National Institutes of Health.

About PX-866
PX-866 is an inhibitor of the phosphatidylinositol-3-kinase (PI3 kinase)/PTEN/AKT pathway, an important survival signaling pathway that is activated in many types of human cancer. PI3 kinase is overexpressed in a number of human cancers, especially ovarian, colon, head and neck, urinary tract, and cervical cancers, where it leads to increased proliferation and inhibition of apoptosis (programmed cell death). In preclinical studies, PX-866 has been shown to induce prolonged inhibition of tumor PI3 kinase signaling following both oral and intravenous administration. The compound also has been shown to have good in vivo anti-tumor activity in tumor models of human ovarian and lung cancer, as well as intracranial glioblastoma.

About Biomira
Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira's goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

Forward-Looking Statements
This press release contains forward-looking statements, including, without limitation, statements related to the pre-clinical and clinical development of PX-866; the therapeutic and commercial potential of PX-866; the filing of an investigational new drug application for PX-866 and the timing thereof; and future clinical development plans. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “believes”, “anticipates”, “plans”, “expects”, “will”, “intends”, “potential”, “possible” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Biomira’s current expectations. Forward-looking statements involve risks and uncertainties. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the clinical development of PX-866; the therapeutic and commercial potential of PX-866; the filing of an investigational new drug application for PX-866 and the timing thereof, and future clinical development plans. There can be no guarantee that the results of earlier trials will be predictive of either safety or efficacy in future trials. Biomira expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Investor and Media Relations Contact:
Stephanie Seiler, Ph.D.
Gemini BioProjects LLC
206-713-0124
ir@biomira.com

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1
Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: April 16, 2007	By:	/s/ Edward A. Taylor
Edward A. Taylor, CGA
Vice President, Finance & Administration and Chief Financial Officer

6